FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Tuesday, 1 August 2006

National Australia Bank completes sale of Custom Fleet business

National Australia Bank today announced the completion of the sale of its Custom Fleet business to GE Commercial Finance, the business-to-business financial services unit of General Electric Company.

The sale was completed on terms and conditions consistent with the original sale announcement.

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
T 03 8641 3857	T 03 8641 2312
M 0419 369 058	M 0414 446 876

Kim Lovely
External Relations Manager
T 03 8641 4982
M 0406 035 243

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Melbourne, 31 July 2006

APRA Monthly Banking Statistics - NAB reclassification

National Australia Bank has confirmed that the APRA Monthly Banking Statistics for June 2006, to be released today, contain a reclassification of approximately $3.0bn in NAB’s deposits.

Funds collected by National Custodian Services (NCS) belonging mainly to Superannuation Funds, Fund Managers and Insurance Corporations were previously classified under the ‘Non-Financial Corporations’ sector. Following system enhancements at NCS, the majority of these deposits will now be classified in the ‘Financial Corporations’ category to align NAB’s reporting with industry practice and APRA reporting definitions.

As a result, APRA’s latest Monthly Banking Statistics will show NAB as having negative growth in Non-Financial Corporations deposits of -2.5% in June 2006 and a growth in Financial Corporations deposits of 49.0%.

After adjustments are made to the May figures for the reclassification, Non-Financial Corporations deposit growth for June would be 3.5% and Financial Corporations deposit growth for June would be 11.8%.

This change has no impact on the volume of deposits held by the bank.

NAB has informed APRA of the reclassification and is working with APRA to restate deposit balances for previous months.

This reclassification relates to APRA reporting only, and there will not be an impact on NAB’s other external disclosures.

For further information:

Brandon Phillips	Paul Manovella
Group Manager, External Relations	Manager, Investor Relations
T 03 8641 3857	T 03 8641 3740
M 0419 369 058	M 0409 799 180

Geoff Lynch
Head of Media Relations Australia

T 03 8634 1564

M 0405 319 819

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •1 August 2006	Name: Brendan T Case
Title: Associate Company Secretary